SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Resolutions Passed at the First Extraordinary General Meeting for 2014	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 24, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the First Extraordinary General Meeting for 2014

The Board and all its directors guarantee that, this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important:

•	No objection or amendment was made to the resolutions proposed at the meeting.

•	No changes were made to the resolutions of the previous shareholders meetings at the meeting.

I.	The convening and attendance of the EGM

The First Extraordinary General Meeting for 2014 (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held at 2:00 p.m. on Tuesday, 23 December 2014 at Jinshan Roller-skating Stadium, Jinshan District, Shanghai. An on-line voting platform was provided to the Company’s A Shareholders at the EGM. Shareholders of the Company who were entitled to attend the EGM held an aggregate of 10.8 billion voting shares. No shareholder of the Company who was entitled to attend the EGM was required to abstain from voting in favor as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). Qualified participants of A Share Option Incentive Scheme of the Company and their connected persons, holding an aggregate of 24,164 shares of the Company, representing 0.0002% of the total voting shares of the Company as at 21 November 2014, the date of record of the Meeting, have all abstained from voting on the special resolutions 1-4.

In connection with the convening of the EGM:

1. Overall attendance of the EGM
Numbers of shareholders and authorized proxies		165
including:	number of A Shareholders	164
	number of H Shareholders	1
Total number of shares with voting rights (Shares)		8,934,887,990
including:	total number of shares held by A Shareholders	5,489,734,337
	total number of shares held by H Shareholders	3,445,153,653
Percentage of total issued shares of the Company with voting rights (%)		82.73%
including:	percentage of total issued shares held by A Shareholders	50.83%
	percentage of total issued shares held by H Shareholders	31.90%
2. A Shareholders present at the EGM through the on-line voting platform
Numbers of attendees		122
Total number of shares with voting rights (Shares)		15,006,989
Percentage of total issued shares of the Company with voting rights (%)		0.14%

The EGM was convened by the board of directors (the “Board”) of the Company, and Mr. Wang Zhiqing, Chairman of the Company, presided over the meeting. The Board had twelve directors, eight of whom attended the EGM. Mr. Wang Zhiqing, Chairman of the Company, Mr. Wu Haijun and Mr. Gao Jinping, Vice Chairman of the Company, Mr. Ye Guohua and Mr. Jin Qiang, directors of the Company, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, independent non-executive directors of the Company, attended the EGM. Mr. Guo Xiaojun, Mr. Lei Dianwu and Mr. Mo Zhenglin, directors of the Company, and Mr. Shen Liqiang, independent non-executive director of the Company were absent from the EGM due to other business engagements. The Supervisory Committee of the Company had five supervisors, three of whom attended the EGM. Mr. Zhang Jianbo, Chairperson of Supervisory Committee, Mr. Zuo Qiang and Ms. Li Xiaoxia, supervisors of the Company, attended the Meeting. Mr. Zhai Yalin and Mr. Wang Liqun, supervisors of the Company, were absent from the EGM due to other business engagements. Mr. Zheng Yunrui, the proposed independent supervisor, attended the EGM. Mr. Tang Weizhong, the secretary to the Board, attended the EGM. The convening and voting of the EGM complied with the relevant regulations of the Company Law of the PRC and the articles of association of the Company.

II.	Voting results of resolutions

The following resolutions were considered and passed at the EGM through a combination of on-site open ballot and on-line voting, of which resolutions 1-4 are special resolutions and resolution 5 is an ordinary resolution. The voting results of resolutions are as follows (herein the percentages of shares voted in favor or against in the table below refers to the proportion of shares voted in favor or against by the shareholders (or their proxies) accounting for the total voting shares (i.e. shares voted in favor + shares voted against) held by the shareholders (or their proxies) attending the EGM):

No.	Resolutions	Shares voted in favor (number of Shares)	Percentage of Shares voted in favor	Shares voted against (number of Shares)	Percentage of Shares against	Approved or not
Special resolutions:
1	Resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” (“the Share Option Scheme”)	—	—	—	—	Yes
1.1	The basis for determining the Participants and the scope of the Participants	6,392,500,337	98.60%	91,029,041	1.40%	Yes
1.2	The source and number of the Underlying Shares	6,392,350,337	98.60%	91,029,041	1.40%	Yes
1.3	The Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme	6,392,455,437	98.60%	90,962,941	1.40%	Yes
1.4	The Exercise Price of the Share Options and the basis of determination	6,392,479,337	98.60%	90,939,041	1.40%	Yes
1.5	The conditions of the Grant and the exercise of the Share Options	6,392,344,237	98.60%	91,035,141	1.40%	Yes
1.6	The methods and procedures for adjusting the number and the Exercise Price of the Share Options	6,392,374,337	98.60%	91,005,041	1.40%	Yes
1.7	The accounting policies of the Share Options	6,391,946,037	98.59%	91,433,341	1.41%	Yes
1.8	The procedures of the Grant and the exercise of the Share Options	6,391,946,037	98.59%	91,433,341	1.41%	Yes
1.9	The respective rights and obligations of the Company and the Participants	6,392,380,437	98.60%	90,998,941	1.40%	Yes
1.10	The solutions for special circumstances	6,392,350,337	98.60%	91,029,041	1.40%	Yes
1.11	The amendments and termination of the Share Option Scheme	6,392,409,637	98.60%	90,969,741	1.40%	Yes
2	Resolution on the “Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”	6,391,554,374	98.59%	91,107,791	1.41%	Yes

3	Resolution on the “Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”	6,391,342,074	98.60%	90,981,016	1.40%	Yes
4	Resolution on the authorization to the Board to deal with all matters in relation to the Share Option Scheme. The Board is hereby authorized to conduct, among others, the following:	6,393,321,174	98.63%	89,001,916	1.37%	Yes

(i) to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

(ii) to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

(iii) to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(iv) to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

(v) to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

(vi) to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

(vii) to otherwise manage the Share Option Scheme where necessary;

(viii) to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(ix) to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

(x) the abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

Ordinary resolution:
5	The appointment of Mr. Zheng Yunrui as an independent supervisor of the eighth session of the Supervisory Committee of the Company	6,473,404,714	99.86%	8,799,851	0.14%	Yes

The voting results of resolutions by medium and small investors1 of A shares are as follows (herein the percentages in the table below refer to the proportion of shares voted in favor or against by medium and small investors (or their proxies) of A shares attending the EGM, accounting for the total voting shares (i.e. shares voted in favor + shares voted against) with voting rights held by medium and small investors (or their proxies) of A shares present at the Meeting):

No.	Resolutions	Shares voted in favor (number of Shares)	Percentage of Shares voted in favor	Shares voted against (number of Shares)	Percentage of Shares against
Special resolutions:
1	Resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” (the Share Option Scheme”)	—	—	—	—
1.1	The basis for determining the Participants and the scope of the Participants	20,413,066	70.41%	8,578,701	29.59%
1.2	The source and number of the Underlying Shares	20,263,066	70.26%	8,578,701	29.74%
1.3	The Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme	20,263,066	70.16%	8,617,701	29.84%
1.4	The Exercise Price of the Share Options and the basis of determination	20,263,066	70.16%	8,617,701	29.84%
1.5	The conditions of the Grant and the exercise of the Share Options	20,263,066	70.26%	8,578,701	29.74%
1.6	The methods and procedures for adjusting the number and the Exercise Price of the Share Options	20,263,066	70.26%	8,578,701	29.74%
1.7	The accounting policies of the Share Options	20,263,066	70.26%	8,578,701	29.74%
1.8	The procedures of the Grant and the exercise of the Share Options	20,263,066	70.26%	8,578,701	29.74%
1.9	The respective rights and obligations of the Company and the Participants	20,263,066	70.26%	8,578,701	29.74%
1.10	The solutions for special circumstances	20,263,066	70.26%	8,578,701	29.74%
1.11	The amendments and termination of the Share Option Scheme	20,263,066	70.26%	8,578,701	29.74%

1.	A shareholder who holds, individually or in aggregate, less than 5% of the total issued share capital of the Company.

2	Resolution on the “Administrative Measures on the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”	19,871,403	70.66%	8,253,151	29.34%
3	Resolution on the “Administrative Measures for Appraisal under the A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)”	19,629,003	70.64%	8,156,476	29.36%
4	Resolution on the authorization to the Board to deal with all matters in relation to the Share Option Scheme. The Board is hereby authorized to conduct, among others, the following:	19,629,003	70.64%	8,156,476	29.36%

(i) to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

(ii) to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

(iii) to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

(iv) to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalisation issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

(v) to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

(vi) to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

(vii) to otherwise manage the Share Option Scheme where necessary;

(viii) to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

(ix) to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

(x) The abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

Ordinary resolution:
5	The appointment of Mr. Zheng Yunrui as an independent supervisor of the eighth session of the Supervisory Committee of the Company	19,321,103	69.83%	8,345,851	30.17%

The above resolutions were passed at the first EGM for 2014 of the Company. The Company had appointed its international auditor for the year 2014, PricewaterhouseCoopers, as the scrutineer of the EGM to monitor the vote-taking procedures. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Lawyer’s certification

As certified by and stated in the legal opinion (the “Legal Opinion”) issued by Mr. Gao Wei and Ms. Huo Wanhua of the Company’s legal advisors as to PRC law, Beijing Haiwen & Partners, “the convening and holding of the first EGM for 2014, the qualification of the convener, the qualifications of shareholders or proxies who attended the EGM and the voting procedures adopted at the EGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the EGM are legally valid”.

IV.	The appointment of new independent supervisor

The first EGM for 2014 of the Company approved the appointment of Mr. Zheng Yunrui as an independent supervisor of the eighth session of the Supervisory Committee of the Company.

The biographic details of Mr. Zheng Yunrui are as follows:

Zheng Yunrui , aged 48, is a professor in civil and commercial law at the Faculty of Law of East China University of Political Science and Law in the PRC. Mr. Zheng graduated from Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in Law and a doctoral degree in Law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also a procurement assessment expert of the Shanghai Municipal People’s Government and an arbitrator at the Shenzhen Arbitration Commission.

Save as disclosed above, Mr. Zheng does not and did not hold and directorships in other public companies in the three years immediately preceding the date of this announcement. Mr. Zheng has no relationship with the Company, or any director, supervisor, senior management or substantial or controlling shareholders of the Company, and does not hold any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement.

The term for Mr. Zheng Yunrui’s appointment will commence upon the close of the EGM and shall end on the expiry of the term of the eighth session of the Supervisory Committee of the Company.

Save as disclosed in this announcement, there is nothing which needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules, nor is there any issue which needs to be brought to the attention of the shareholders of the Company in respect of the proposed independent supervisor of the Company.

V.	Documents available for inspection

1.	Resolutions Passed at the First Extraordinary General Meeting for 2014, signed and confirmed by the directors, supervisors and the secretary to the Board who attended thereat, and applied with the chop of the Company; and

2.	The Legal Opinion.

By Order of the Board Tang Weizhong Company Secretary

Shanghai, the PRC, 23 December 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.